UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. 4)(1)
                 -------------------------------
        ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                           285825 10 5
                         (CUSIP Number)
                --------------------------------
                       Howard Kailes, Esq.
                  Krugman, Chapnick & Grimshaw
                    Park 80 West - Plaza Two
                 Saddle Brook, New Jersey  07663
                         (201) 845-3434
(Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                 -------------------------------

                          July 11, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                               ------
Check the following box if a fee is being paid with the statement.

     ------
(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     ------

(1) Constitutes Amendment No. 5 to Schedule 13G dated February 11, 1994 filed by Norton Garfinkle, individually and as trustee.

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Group comprised of Norton Garfinkle, individually and as trustee of The Garfinkle C Corp. Trust, Garfinkle Limited
     Partnership I, Garfinkle Limited Partnership II and G.F.
     Management Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

       X
     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     See pages hereinafter contained for information as to each member of the Group

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     7,890,758

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     7,890,758

10   SHARED DISPOSITIVE POWER

     -0-

11   AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

      7,890,758

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

      see footnote 1

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.5% (see footnote 2)

14    TYPE OF REPORTING PERSON*

      OO

- -----------------
(1) Excludes an aggregate of 3,145,637 shares (the "Failing Shares") beneficially owned by Bruce F. Failing, Jr., and Leigh Q. Failing and Elizabeth F. Failing, as co-trustees of the Failing Trust, and Elizabeth Z. Failing, subject to the provisions of a stockholders agreement dated March 12, 1993 (the "Stockholders Agreement").

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Norton Garfinkle

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) X
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d) or 2(e)

       X
     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     7,890,758

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     7,890,758

10   SHARED DISPOSITIVE POWER

     -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,890,758

12   CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     see footnote 2

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.5%

14   TYPE OF REPORTING PERSON*

     IN

- ---------------
(1) Includes 600,000 shares held by Garfinkle Limited Partnership I and 6,489,970.5 shares held by Garfinkle Limited Partnership II, with respect to each of which G.F. Management Corp. (all of the shares of which are held by Norton Garfinkle) acts as sole general partner.

(1) Excludes the Failing Shares, which are subject to the Stockholders Agreement.

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Garfinkle Limited Partnership I

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) X
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     600,000

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     600,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     600,000

12   CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     see footnote 1

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.9%

14   TYPE OF REPORTING PERSON*

     PN

- ---------------
(1)  Excludes the Failing Shares, 6,489,970.5 shares held by
     Garfinkle Limited Partnership II and 800,787.5 shares held directly by Norton Garfinkle, which are subject to the Stockholders Agreement.

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Garfinkle Limited Partnership II

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) X
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     6,489,970.5

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     6,489,970.5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,489,970.5

12   CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     see footnote 1

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.9%

14   TYPE OF REPORTING PERSON*

     PN

- ---------------
(1) Excludes the Failing Shares, 600,000 shares held by Garfinkle Limited Partnership I and 800,787.5 shares held directly by Norton Garfinkle, which are subject to the Stockholders
     Agreement.

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     G.F. Management Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) X
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS  2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     7,089,970.5 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     7,089,970.5 (see footnote 1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,089,970.5 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     see footnote 2

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.7%

14   TYPE OF REPORTING PERSON*

     CO

- ---------------
(1)  Represents 600,000 shares held by Garfinkle Limited
     Partnership I and 6,489,970.5 shares held by Garfinkle Limited Partnership II, with respect to which G.F. Management Corp.
     acts as sole general partner.

(2) Excludes the Failing Shares, 600,000 shares held by Garfinkle Limited Partnership I and 800,787.5 shares held directly by Norton Garfinkle, which are subject to the Stockholders
     Agreement.

                     INTRODUCTORY STATEMENT

     Pursuant to Reg. Section 240.13d-2, this Amendment No. 4 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated February 3, 1995, as amended by Amendment No. 1 thereto dated July 24, 1995, Amendment No. 2 thereto dated September 30, 1995 and Amendment No. 3 thereto dated December 27, 1995 (together, the "Amended Statement on Schedule 13D"), filed jointly by a group (the "Garfinkle Group"), within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of Norton Garfinkle, individually and as trustee of The Garfinkle C Corp. Trust (the "Grantor Trust"), Garfinkle Limited Partnership I, a Delaware limited partnership ("Partnership I"), Garfinkle Limited Partnership II, a Delaware limited partnership ("Partnership II"), and G.F. Management Corp., a Delaware corporation (the "General Partner"); and pursuant to Reg. Section 232.101(a)(2)(ii), this Amendment No. 4 restates in its entirety the text of the Amended Statement on Schedule 13D previously filed in paper format. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

Item 1.   Security and Issuer
          -------------------

     The securities to which this statement relates are shares of the common stock, $.01 par value (the "Common Stock"), of Electronic Retailing Systems International, Inc., a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 372 Danbury Road, Wilton,
Connecticut 06897.

Item 2.   Identity and Background
          -----------------------

     This statement is filed by the Garfinkle Group, comprised of Norton Garfinkle, individually and as trustee of the Grantor Trust, Partnership I, Partnership II and the General Partner.

     Norton Garfinkle's principal occupation is as Chairman of the Cambridge Group of companies, which specialize in the research and development of new technologies, and serves as Chairman of the Corporation. Mr. Garfinkle's residence address is 133 East 62nd Street, New York, New York 10021. Mr. Garfinkle is a citizen of the United States of America.

     Partnership I was created for the purpose of acting as a holding company. The principal business and offices of Partnership I are located at 133 East 62nd Street, New York, New York 10021. The sole general partner of Partnership I is the General Partner.

     Partnership II was created for the purpose of acting as a holding company. The principal business and offices of Partnership II are located at 133 East 62nd Street, New York, New York 10021. The sole general partner of Partnership II is the General Partner.

     The General Partner, all of the capital stock of which is held by Norton Garfinkle, was created for the purpose of acting as general partner of Partnership I and Partnership II. The principal business and offices of the General Partner are located at 133 East 62nd Street, New York, New York 10021. The sole director and officer of the General Partner is Norton Garfinkle.

     During the last five years, none of Norton Garfinkle, individually, or as trustee of the Grantor Trust, Partnership I, Partnership II nor the General Partner, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that in December 1995, pursuant to an agreement with New York State authorities, Norton Garfinkle admitted to a misdemeanor relating to his 1989 New York State income tax return and paid all taxes required by the agreement.

Item 3.   Source and Amount of Funds
          or Other Consideration
          --------------------------

     As more fully described under Items 4, 5(c) and 6 herein, on July 11, 1996: (i) all of the 80,936 shares (the "Preferred Shares") of Series A Cumulative, Convertible Preferred Stock, $1.00 par value (the "Preferred Stock"), of the Corporation held by Partnership II, in which the General Partner (all of the shares of which are held by Norton Garfinkle) acts as sole general partner, were converted into an aggregate of 2,023,400 shares (the "Conversion Shares") of Common Stock, and (ii) Partnership II acquired an additional 200,781 shares (the "Private Placement Shares") of Common Stock for a purchase price of $451,757.25, obtained from the capital of Partnership II ($151,757.75 of which represented payments under the conversion agreement [the "Conversion Agreement"] hereinafter described).

Item 4.   Purpose of Transaction
          ----------------------

     In connection with completion by the Corporation of (i) the offshore public offering (the "Regulation S Offering"), in accordance with Regulation S under the Securities Act of 1933, as amended, of shares of Common Stock, as a result of which the Corporation received gross proceeds of approximately $11.2 million, and (ii) the contemporaneous private placement (the "Private Placement") of shares of Common Stock to subscribers, including certain members of the Corporation's Board of Directors and their affiliates, as a result of which the Corporation received gross proceeds of approximately $2.1 million, holders of all outstanding shares of Preferred Stock converted their shares into the number of shares of Common Stock into which such shares of Preferred Stock were convertible in accordance with their terms. Accordingly, on July 11, 1996 the Preferred Shares, each valued at $100, were converted into the Conversion Shares at the conversion price of $4.00 per share pursuant to the Conversion Agreement. In addition, on such date Partnership II acquired the Private Placement Shares in the Private Placement pursuant to subscription agreements (the "Subscription Agreements") accepted by the Corporation on July 5, 1996 and subject to closing of the Regulation S Offering.

     At July 30, 1996, Norton Garfinkle, Chairman of the Board and a director of the Corporation, and Bruce F. Failing, Jr., the Corporation's President and chief executive officer and a director, beneficially owned, together with members of their respective families (including related parties), approximately 52.5% of the outstanding Common Stock. As more fully described under Item 6 herein, Messrs. Garfinkle and Failing and their respective families are subject to an agreement relating to the voting and disposition of such shares. Accordingly, Messrs. Garfinkle and Failing, acting together, will be in a position to elect all of the Corporation's directors and to take action requiring stockholder approval.

     The Garfinkle Group will review various factors, such as the Corporation's business and prospects, general economic conditions and money and stock market conditions, and may consider the acquisition of additional securities of the Corporation, or the disposition thereof, whether in open market brokerage transactions in the over-the-counter market, or otherwise.

     Except as aforesaid, neither the Garfinkle Group nor any of its members has any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) As of July 30, 1996, the members of the Garfinkle Group beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 7,890,758 shares of Common Stock, constituting, to the best of the knowledge of the undersigned, 37.5% of the issued and outstanding shares of Common Stock. Such shares represents shares held by Norton Garfinkle, Partnership I and Partnership II, and exclude an aggregate of 3,145,637 shares (the "Failing Shares") beneficially owned by Bruce F. Failing, Jr. and Leigh Q. Failing and Elizabeth F. Failing, as co-trustees of The Failing Trust, and Elizabeth Z. Failing, which are subject to the provisions of a stockholders agreement dated March 12, 1993 (the "Stockholders Agreement") among such parties and the members of the Garfinkle Group.

     As of July 30, 1996, Norton Garfinkle, individually and as trustee of the Grantor Trust, beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 7,890,758 shares of Common Stock, constituting, to the best of the knowledge of Norton Garfinkle, 37.5% of the issued and outstanding shares of Common Stock. Such shares include 600,000 shares held by Partnership I and 6,489,970.5 shares held by Partnership II, with respect to each of which the General Partner (all of the shares of which are held by Norton Garfinkle) acts as sole general partner, and exclude the Failing Shares, which are subject to the Stockholders Agreement. At such date, no shares beneficially owned by Norton Garfinkle were, for purposes of Rule 13d-3, held in his capacity as sole trustee of the Grantor Trust.

     As of July 30, 1996, Partnership I beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 600,000 shares of Common Stock, constituting, to the best of the knowledge of Partnership I, 2.9% of the issued and outstanding shares of Common Stock. Such shares exclude the Failing Shares, and shares held by Partnership II and directly by Norton Garfinkle, which are subject to the Stockholders Agreement.

     As of July 30, 1996, Partnership II beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 6,489,970.5 shares of Common Stock, constituting, to the best of the knowledge of Partnership II, 30.9% of the issued and outstanding shares of Common Stock. Such shares exclude the Failing Shares, and shares held by Partnership I and directly by Norton Garfinkle, which are subject to the Stockholders Agreement.

     As of July 30, 1996, the General Partner beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 7,089,970.5 shares of Common Stock, constituting, to the best of the knowledge of the General Partner, 33.7% of the issued and outstanding shares of Common Stock. Such shares represent 600,000 shares held by Partnership I and 6,489,970.5 shares held by Partnership II, and exclude the Failing Shares and shares held directly by Norton Garfinkle, which are subject to the Stockholders Agreement.

     (b) Exclusive of any effect of the relationships set forth under the Stockholders Agreement, all shares of Common Stock beneficially owned by the Garfinkle Group are held by the Garfinkle Group with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof.

     Exclusive of any effect of the relationships set forth under the Stockholders Agreement, all shares of Common Stock beneficially owned by Norton Garfinkle are held by Norton Garfinkle with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof.

     Exclusive of any effect of the relationships set forth under the Stockholders Agreement, all shares of Common Stock beneficially owned by Partnership I are held by Partnership I with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with the General Partner and Norton Garfinkle.

     Exclusive of any effect of the relationships set forth under the Stockholders Agreement, all shares of Common Stock beneficially owned by Partnership II are held by Partnership II with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with the General Partner and Norton Garfinkle.

     Exclusive of any effect of the relationships set forth under the Stockholders Agreement, all shares of Common Stock beneficially owned by the General Partner are held by the General Partner with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with Norton Garfinkle.

     (c) On July 11, 1996, the Preferred Shares were converted into the Conversion Shares pursuant to the Conversion Agreement.

     On July 11, 1996, Partnership II acquired the Private
Placement Shares pursuant to the Subscription Agreements, for a per share price of $2.25.

     (d) The General Partner (all of the capital stock of which is held by Norton Garfinkle) in its sole discretion may pay or apply dividends or proceeds from the sale of the shares held, respectively, by Partnership I and Partnership II. The limited partners of Partnership I are the Grantor Trust and Norton Garfinkle and the sole limited partners of Partnership II are Norton Garfinkle, Gillian Garfinkle and Nicholas Garfinkle.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer
         ------------------------------------------------------

     Under the Stockholders Agreement, members of the Garfinkle family (including related parties) and of the Failing family (including related parties), have agreed that: (i) for a period of ten years, they will use their best efforts to provide that the Board of Directors of the Corporation will consist of not more than seven directors, all but one of whom will be designated by Norton Garfinkle and Bruce F. Failing, Jr. in proportion to the respective beneficial holdings of shares of Common Stock of the Garfinkle family and the Failing family, (ii) except for sales effected pursuant to Rule 144 and transfers to affiliates, family members or related trusts, neither family may transfer any shares of Common Stock to any third party without first offering such shares to the other family at the same price as offered by such third party,
(iii) for a period of ten years, in the event either family proposes to transfer shares of Common Stock to a third party in a transaction pursuant to which control of the Corporation would change, the other family will have the right, on the same terms, to participate in such transaction, and (iv) for a period of ten years, Norton Garfinkle has the option to acquire (after January
1995) at fair market value all shares held by the Failing family upon the death or incapacity of Bruce F. Failing, Jr., which option may be assigned to the Corporation, subject to the Corporation's acceptance of such option. Such arrangements terminate in the event either family owns less than ten percent of the outstanding Common Stock, or if Messrs. Garfinkle and Failing are unable to elect at least a majority of the Board of Directors of the Corporation.

     On July 11, 1996, upon completion of the Regulation S Offering and the Private Placement, the Preferred Shares were converted into the Conversion Shares pursuant to a conversion agreement dated July 2, 1996 entered into between the Corporation and Partnership II. Pursuant to the Conversion Agreement, Partnership II was entitled to the amount of $151,755 from the Corporation in connection with such conversion, which was applied to the acquisition of Private Placement Shares.

     Partnership II is entitled to certain demand and incidental registration rights covering the Conversion Shares, pursuant to a Registration Rights Agreement dated July 24, 1995 extended by the Corporation. Such demand registration rights obligate the Corporation to register such shares, on two occasions, provided that the holders of at least 500,000 shares notify the Corporation that they intend to offer for sale in the aggregate at least 100,000 shares of Common Stock. Under a Registration Rights Agreement dated July 11, 1996 extended by the Corporation, Partnership II is entitled to incidental registration rights covering the Private Placement Shares.

     The members of the Garfinkle Group are also entitled to certain demand and incidental registration rights, covering an aggregate of 5,608,733 shares of Common Stock issued to them in connection with the Corporation's reorganization prior to its initial public offering of Common Stock, pursuant to a Registration Rights Agreement dated March 12, 1993 extended by the Corporation. Such demand registration rights obligate the Corporation to register such shares, on two occasions, provided that the holders of at least 500,000 shares notify the Corporation that they intend to offer for sale in the aggregate at least 100,000 shares of Common Stock.

     Except as stated in response to this Item 6, neither the Garfinkle Group nor any member thereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, parts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits
          ---------------------------------

Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)
Exhibit B - Stockholders Agreement dated March 12, 1993* Exhibit C - Registration Rights Agreement dated March 12, 1993* Exhibit D - Subscription Agreement dated July 24, 1995*
Exhibit E - Registration Rights Agreement dated July 24, 1995* Exhibit F - Conversion Agreement dated July 2, 1996
Exhibit G - Subscription Agreements accepted July 5, 1996 Exhibit H - Registration Rights Agreement dated July 11, 1996
__________________
* Previously filed in paper format.

                            SIGNATURE
                            ---------

         After reasonable inquiry and to the best of our respective knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 1996
                                   s/Norton Garfinkle
                                   ------------------------------
                                   Norton Garfinkle


Dated: July 30, 1996               GARFINKLE LIMITED PARTNERSHIP I

                                   By: G.F. Management Corp.,
                                       general partner


                                   By s/Norton Garfinkle
                                     ----------------------------
                                      Norton Garfinkle
                                      Chairman


Dated: July 30, 1996               GARFINKLE LIMITED PARTNERSHIP II

                                   By: G.F. Management Corp.,
                                       general partner


                                   By s/Norton Garfinkle
                                     ----------------------------
                                      Norton Garfinkle
                                      Chairman


Dated: July 30, 1996               G.F. MANAGEMENT CORP.


                                   By s/Norton Garfinkle
                                     ----------------------------
                                      Norton Garfinkle
                                      Chairman

                        INDEX TO EXHIBITS
                        -----------------


Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)
Exhibit B - Stockholders Agreement dated March 12, 1993* Exhibit C - Registration Rights Agreement dated March 12, 1993* Exhibit D - Subscription Agreement dated July 24, 1995*
Exhibit E - Registration Rights Agreement dated July 24, 1995* Exhibit F - Conversion Agreement dated July 2, 1996
Exhibit G - Subscription Agreements accepted July 5, 1996 Exhibit H - Registration Rights Agreement dated July 11, 1996

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* Previously filed in paper format.